Ehibit 99.147
news release

6 Adelaide Street East, Suite 500 Toronto, ON M5C 1H6	Shares outstanding: 48,053,428
TSX: BLE, BLE.WT

Frankfurt: A6R

April 12, 2006
Blue Pearl reports grades up to 0.797% MoS2 from Davidson drilling;
old drill record analysis reveals potential extension zone
Blue Pearl Mining today announced results from three additional drill holes on the Lower Zone of the Davidson molybdenum Project near Smithers, B.C. The Company also reports that, having completed an analysis of exploration drill records from the 1970s, several more encouraging intercepts have been identified in a zone extending between the Main Deposit and the Lower Zone.
“I’m delighted with both the recent drilling and the assays from the old records, which were located in the course of a systematic review of records. The results to date indicate that the Davidson project is evolving into one of the world’s most important molybdenum resources. The true significance of this information will take some time to evaluate and will require more drilling,” said Blue Pearl Chairman and CEO Ian McDonald.
The highlight of the current drill program was Hole 174, which included a 12.2-metre intersection grading 0.797% MoS2. Results from the three holes were as follows:

	Depth (m)		Width	Grade
	from	to	(m)	%MoS2
Hole 171	253.0	307.9	54.9	0.153
including	253.0	277.4	24.4	0.200

Hole 173	234.7	237.7	3.0	0.766
and	253.0	310.9	57.9	0.191
including	274.3	289.5	15.2	0.286

Hole 174	280.4	335.3	54.9	0.310
including	289.6	317.0	27.4	0.480
including	292.6	304.8	12.2	0.797

The top of the Lower Zone is approximately 250 metres below the level of the existing underground workings of the Main Deposit, and the bottom of the Lower Deposit is about 75 metres above the elevation of a proposed new portal.
Results from the Lower Zone are not included in the mineral resource noted below for the Main Deposit of the Davidson Project. In the next stage of the exploration program, Blue Pearl plans to extend the underground workings another 50 metres and establish new drill stations to test for molybdenum mineralization in the Lower Zone to the south and north. As previously reported, this zone appears to be shallow dipping and the drill intercepts appear to be representative of approximate true thicknesses. A total of 14 holes have been drilled on the Lower Zone in this program and results have now been reported for 10 of them. The Company is awaiting results from the four remaining holes.
The drill employed in exploring the Lower Zone has been moved out of the underground workings to begin drilling a geotechnical hole for the Lower Adit, after which it will return underground to resume the exploration program. A second rig is completing an infill drilling program in the high grade portion of the Main Deposit currently the subject of a feasibility study.
To view a diagram of the current drill program, please visit CCNMatthews website or click on the following link http://www.ccnmatthews.com/docs/Davidson.JPG.
During the current program, Hole 169 (39.6 metres of 0.47% MoS2, as previously reported) also cut a separate 15-metre intersection grading 0.50% tungsten. The intercept is located 15 metres above the Lower Zone, and the true width is unknown at this time. The tungsten mineralization appears to be contained in wolframite, an iron manganese tungstate. Both the Main Deposit and the Lower Zone contain low grade tungsten values, mainly as sheelite, another tungsten mineral. Tungsten currently trades at approximately US$9 per pound.
The Extension Zone
The recent review of records from Climax Molybdenum’s historic program indicates the possibility of a mineralized zone potentially connecting the Main Deposit and the Lower Zone. This potential Extension Zone is approximately 200 metres to the northwest of current drilling. The following previously unpublished results were recorded by Climax in the 1970s:

	Depth (m)		Width	Grade
	From	to	(m)	% MoS2
Hole 47	125.0	179.9	54.9	0.237
including	125.0	161.6	36.6	0.277
Hole 49	73.1	204.2	131.1	0.243
including	94.5	204.2	109.7	0.260
including	155.5	201.2	45.7	0.287
Hole 51	158.5	228.6	70.1	0.207
Hole 107	182.9	228.6	45.7	0.43
Hole 108	161.5	207.2	45.7	0.39
including	161.5	192.0	30.5	0.48
Hole 110	185.9	240.8	54.9	0.14
and	265.2	271.3	6.1	1.09
Hole 111	176.8	262.1	85.3	0.41
Hole 113	204.2	249.9	45.7	0.21
Hole 117	173.7	192.0	18.3	0.313
Hole 132	146.3	219.5	73.2	0.293
including	158.5	192.0	33.5	0.393
True widths in the zone intersected by Climax drilling have yet to be determined. One other Climax drill hole, #72, intersected 45.4 metres grading 0.303% MoS2 between 227.3 metres and 272.7 metres. More detailed geological information is required, but the Company currently postulates this hole may intersect the Lower Zone rather than the Extension Zone.
Blue Pearl is in possession of all the historic drill core; however, no re-assays have been conducted at this time. The Company is reviewing the assay data from the 1970s and will determine how best to interpret the results. The assays were conducted at Climax Molybdenum’s labs.
Based on a technical report compliant with National Instrument 43-101 and filed on SEDAR, and using a cut-off grade of 0.2% MoS2, the Main Deposit is estimated to contain a measured and indicated mineral resource of 83.0 million tons grading 0.295% MoS2 representing 293.5 million pounds of molybdenum. (The measured category is 5.4 million tons grading 0.309% MoS2 and the indicated category is 77.6 million tons grading 0.294% MoS2; please refer to the Company’s news release of March 3, 2005). With regard to this mineral resource estimate, Gary Giroux, P. Eng., is the independent qualified person in accordance with National Instrument 43-101 and has read and approved this news release.
Engineering consultant, Hatch Inc., is in the midst of a study to determine the feasibility of mining a high-grade portion of the Davidson Deposit and shipping ore to Endako’s molybdenum mine approximately 200 kilometres southeast of Smithers. As previously announced in late February, Blue Pearl has signed a Memorandum of Understanding with Endako Mines for construction of a 2,000-tonne-per-day milling circuit to process Davidson ore at Endako.
Sampling, Assaying and Quality Control
Samples are taken as half of the split core. ACME Analytical Laboratories Ltd. of Vancouver, B.C., Canada, is being used for sample preparation and assaying. ACME Analytical uses industry standard procedures. Core samples were crushed to pass a 10-mesh-size sieve, a 200- to 250-gram split was then pulverized to have no greater than 95% passing a 200-mesh-sized sieve to produce a homogenized sub-sample.
Internal quality control programs include the use of blanks, duplicates, internal standards, certified standards and internal check assaying. External check assays will be routinely performed at Chemex Laboratories of North Vancouver, B.C., Canada, with check samples submitted independently by the Company.
Qualified Person
Jim Hutter, P.Geo., a consultant to the Company, is the Qualified Person on this exploration program as defined by National Instrument 43-101. The drilling program is being conducted under the supervision of Mr. Hutter who has read and approved this news release. Mr. Hutter also oversees evaluation of the 1970s results.
About Blue Pearl
Blue Pearl is a Canadian mineral resource company focused solely on developing the Davidson molybdenum deposit near Smithers, B.C. For further information please visit our web site at www.bluepearl.ca or contact:

Ian McDonald, Chairman & CEO	Christina Lalli
or Olav Svela, VP, Investor Relations	Renmark Financial Communications Inc.
Blue Pearl Mining Ltd.	Tel.: 514-939-3989
Tel: 416- 860-1438, toll free: 1-800-	clalli@renmarkfinancial.com
827-0992
info@bluepearl.ca